UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No.1)*
Ardmore Shipping Corporation
(Name of Issuer)
Common stock, par value $0.01 per share
(Title of Class of Securities)
Y0207T100
(CUSIP Number)
April 20, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No.	Y0207T100

1	Names of Reporting Persons
EPS Ventures Ltd
2	Check the appropriate box if a member of a Group
(a) ☐ (b) ☒
3	Sec Use Only
4	Citizenship or Place of Organization
Republic of the Marshall Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0 shares of common stock
	6	Shared Voting Power
3,625,000 shares of common stock
	7	Sole Dispositive Power
0 shares of common stock
	8	Shared Dispositive Power 3,625,000 shares of common stock
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,625,000 shares of common stock
10	Check box if the aggregate amount in row (9) excludes certain shares

11	Percent of class represented by amount in row (9)
10.5489%
12	Type of Reporting Person
CO

CUSIP No.	Y0207T100

1	Names of Reporting Persons
Quantum Pacific Shipping Limited
2	Check the appropriate box if a member of a Group
(a) ☐ (b) ☒
3	Sec Use Only
4	Citizenship or Place of Organization
Republic of Liberia
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares of common stock
	6	Shared Voting Power
3,625,000 shares of common stock
	7	Sole Dispositive Power 0 shares of common stock
	8	Shared Dispositive Power 3,625,000 shares of common stock
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,625,000 shares of common stock
10	Check box if the aggregate amount in row (9) excludes certain shares

11	Percent of class represented by amount in row (9) 10.5489%
12	Type of Reporting Person (See Instructions)
CO
(1) The 3,625,000 shares of common stock of Ardmore Shipping Corporation owned by EPS Ventures Ltd may be deemed to be beneficially owned by Quantum Pacific Shipping Limited, as EPS Ventures Ltd is a wholly-owned subsidiary of Quantum Pacific Shipping Limited; the indirect ultimate owner of Quantum Pacific Shipping Limited is a discretionary trust in which Mr. Idan Ofer is the beneficiary.

Item 1(a).	Name of Issuer:
Ardmore Shipping Corporation
Item 1(b).	Address of Issuer’s Principal Executive Offices:
Belvedere Building, 69 Pitts Bay Road, Ground Floor, Pembroke, HM08, Bermuda
Item 2(a).	Name of Person Filing:
EPS Ventures Ltd
Quantum Pacific Shipping Limited
Item 2(b).	Address of Principal Business Office or, if None, Residence:
For EPS Ventures Ltd: the Trust Company, Ajeltake Road, Ajeltake Island, Majuro, Republic of the Marshall Islands MH 96960.
For Quantum Pacific Shipping Limited: 80 Broad Street, Monrovia, Liberia.
Item 2(c).	Citizenship:
EPS Ventures Ltd: the Republic of the Marshall Islands
Quantum Pacific Shipping Limited: the Republic of Liberia
Item 2(d).	Title and Class of Securities:
Common stock, $0.01 par value per share
Item 2(e).	CUSIP No.:
Y0207T100
Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:
Item 4.	Ownership
(a)	The information required by Items 4(a) is set forth in Row 9 of the cover page for each reporting person and is incorporated herein by reference.
(b)	The information required by Items 4(b) is set forth in Row 11 of the cover page for each reporting person and is incorporated herein by reference.
(c)	The information required by Items 4(c) is set forth in Rows 5-8 of the cover page for each reporting person and is incorporated herein by reference.
Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.	Ownership of more than Five Percent on Behalf of Another Person.
Not applicable
Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.
Not applicable.
Item 8.	Identification and classification of members of the group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under.

EXHIBITS

Exhibit No.	Description
1	Joint Filing Agreement (incorporated by reference to Exhibit 1 to Schedule 13G filed on April 7, 2022 by the reporting persons with the United States Securities and Exchange Commission)

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 21, 2022
EPS Ventures Ltd

By:	/s/
Name: John Frank Megginson
Title: Director
Dated: April 21, 2022
Quantum Pacific Shipping Limited

By:	/s/
Name: John Frank Megginson
Title: Director